Company Celltech Group PLC
                  TIDM CCH
                  Headline Offer Update
                  Released 07:00 1 Apr 2003
                  Number 4586J






NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA
OR JAPAN

1 April 2003
CELLTECH GROUP PLC ("CELLTECH")
CASH OFFER FOR OXFORD GLYCOSCIENCES PLC ("OGS")

On 26 February 2003, the Board of Celltech announced the terms of a cash offer for the entire issued, and to be issued, share capital of OGS. The Offer is being made by Celltech and (outside the United States) by JPMorgan on its behalf and is subject to the applicable requirements of the City Code and US federal securities laws, subject to customary exemptions granted by the SEC in relation to the Offer.

Celltech announces that by 3.00 p.m. (London time) and 10.00 a.m. (New York time) on 31 March 2003, being the first closing date of the Offer, acceptances of the Offer had been received in respect of 2,161,947 OGS Shares (including those represented by OGS ADSs), representing approximately 3.86 per cent. of the issued share capital of OGS. In addition, as previously announced, on 24 March 2003 Celltech purchased 5,892,971 OGS Shares representing approximately 10.52 per cent. of the issued share capital of OGS, at a price of 182 pence per share. Celltech did not hold any OGS Shares prior to the commencement of the offer period.

Accordingly an aggregate of 8,054,918 OGS Shares, representing approximately 14.38 per cent. of the issued share capital of OGS, have been acquired by Celltech or have been validly assented to the Offer. The Board of Celltech has therefore decided to extend the Offer until 3.00 p.m. (London time), 10.00 a.m. (New York time) on Tuesday, 15 April
2003.

Save as set out above, neither Celltech, nor any person acting, or deemed to be acting, in concert with Celltech, owned any OGS Shares (including OGS Shares represented by OGS ADSs) or rights over OGS Shares on 22 January 2003 (being the business day prior to the commencement of the offer period), nor have any of them acquired or agreed to acquire any OGS Shares (including OGS Shares represented by OGS ADSs) during the offer period and no acceptances of the Offer have been received from any persons deemed to be acting in concert with Celltech.

Shareholders in OGS who wish to accept the Offer, and who have not done so, should return their Form(s) of Acceptance as soon as possible. Further Forms of Acceptance can be obtained from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by telephoning the Helpline on 0870 600 0673 (if calling from the United Kingdom), (1) 800 858 1202
(if calling from the United States or if you are an OGS ADS Holder) or +44 (0) 1903 702 767 (if calling from elsewhere). If you are an OGS ADS Holder and wish to accept the Offer, you should follow the instructions set out in the Letter of Transmittal. If OGS Shareholders or OGS ADS Holders are in any doubt as to the procedures for acceptance, they should contact the Helpline on the above numbers. The Board of Celltech continues to believe that its all cash offer of 182 pence is increasingly generous and encourages OGS Securityholders to accept its offer.

Enquiries:

For further information contact:

      Celltech Group plc
      Telephone: +44 (0)1753 534 655
      Dr Peter Fellner, Chief Executive
      Peter Allen, Chief Financial Officer
      Richard Bungay, Director of Corporate Communications

      JPMorgan
      Telephone: +44 (0)20 7742 4000
      Bernard Taylor, Vice Chairman
      Julian Oakley, Managing Director
      Brunswick London Telephone: +44 (0)20 7404 5959
      Jon Coles
      Fiona Fong
      Brunswick New York Telephone: +1 212 333 3810
      Cindy Leggett-Flynn


Terms defined in the Offer Document have the same meaning when used in this announcement.

Celltech and JPMorgan, acting on its behalf outside the United States, are offering to purchase all of the issued and to be issued ordinary shares of 5 pence each in OGS (including those represented by OGS ADSs) at a price of 182 pence per OGS Share.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Acceptance Forms accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

Celltech filed with the SEC a Tender Offer Statement on Schedule TO containing the Offer Document and other related information on 3 March 2003. Free copies of those documents are available on the SEC's website at www.sec.gov. The Offer Document and the Acceptance Forms accompanying the Offer Document have been made available to all OGS Securityholders at no charge to them. OGS Securityholders are advised to read the Offer Document and the accompanying Acceptance Forms which have been sent to them because they contain important information. OGS Securityholders in the United States are also advised to read the Tender Offer Statement because it contains important information. Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Celltech and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer have been, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative available under the Offer have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act of 1933, as amended or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

THE OFFER WILL REMAIN OPEN FOR ACCEPTANCE DURING THE INITIAL OFFER
PERIOD. THE INITIAL OFFER PERIOD FOR ACCEPTANCES AND WITHDRAWALS, AS EXTENDED, WILL EXPIRE AT 3:00 P.M. (LONDON TIME), 10:00 A.M. (NEW YORK CITY TIME), ON 15 APRIL 2003, UNLESS FURTHER EXTENDED TO A LATER CLOSING DATE. AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, IF ALL CONDITIONS OF THE OFFER HAVE BEEN SATISFIED, FULFILLED OR, WHERE PERMITTED, WAIVED, THE OFFER WILL BE EXTENDED FOR A SUBSEQUENT OFFER PERIOD OF AT LEAST 14 CALENDAR DAYS. OGS SECURITYHOLDERS WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE OFFER FROM THE DATE OF THIS ANNOUNCEMENT UNTIL THE SPECIFIED TIME ON THE LAST DAY OF THE INITIAL OFFER PERIOD, BUT NOT DURING THE SUBSEQUENT OFFER PERIOD.

The Offer is conditional upon, among other things, valid acceptances being received (and not, where permitted, being withdrawn) by 3:00 p.m. (London time), 10:00 a.m. (New York City time) on 15 April 2003, or such later time(s) and/or date(s) as Celltech may, subject to the City Code and in accordance with the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), decide in respect of not less than 90 percent (or such lesser percentage as Celltech may decide) of the OGS Shares (including OGS Shares represented by OGS ADSs) to which the Offer relates, provided that this condition will not be satisfied unless Celltech shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, OGS Shares (including OGS Shares represented by OGS ADSs) carrying in aggregate more than 50 per cent of the voting rights normally exercisable at a general meeting of OGS, including for this purpose (to the extent, if any, required by the Panel) any voting rights attaching to any OGS Shares (including OGS Shares represented by OGS ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Celltech reserves the right (but will not be obliged, other than as may be required by the City Code or the Exchange Act) at any time or from time to time to extend further the Offer and, in such event, any decision to extend the Offer will be publicly announced by 8:00 a.m. (London time) in the United Kingdom and 8:00 a.m. (New York City time) in the United States on the day (other than a Saturday or Sunday) following the day on which the Offer was due to expire and which banks are generally open in London for normal business. Except with the consent of the Panel, the Initial Offer Period for acceptances and withdrawals may not extend beyond 1:00 p.m. (London time), 8:00 a.m. (New York City time), on 30 April 2003.

The Directors of Celltech accept responsibility for the information contained in this announcement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer, the contents of the Offer Document or any transaction or arrangement referred to therein.

The Panel wishes to draw the attention of member firms of NASDAQ to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. OGS has equity securities traded on the London Stock Exchange and NASDAQ.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses.
Disclosure should be made on an appropriate form by no later than 12 noon (London time), 7 a.m. (New York City time) on the business day following the date of the dealing transaction. These disclosures should be published through a Regulatory Information Service.

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of OGS, whether in the United States or in the United Kingdom, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44 (0) 20 7382 9026, fax number: +44 (0) 20 7638 1554).

This announcement has been approved by J.P.Morgan plc for the purpose of section 21 of the Financial Services and Markets Act 2000 only.

END